NEVSUN RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER FISCAL 2003

Note:  All dollar amounts referred to in this report are quoted in US dollars, unless otherwise noted.

This Management Discussion and Analysis (MD&A) of the results of operations of Nevsun Resources Ltd. (the “Company”) for the period ended March 31, 2003 should be read in conjunction with the interim consolidated financial statements of the Company.  The MD&A has been prepared to give shareholders an assessment of not only what the Company has accomplished in the past period but also of what initiatives have been taken to increase shareholder value for the future.

Description of Business

The Company is primarily engaged in the exploration and development of mineral properties in Africa.  The Tabakoto/Segala mine project in southwestern Mali has been the focus of attention in planning for both development and an aggressive exploration program outside of the proven deposits on the Tabakoto/Segala mining licensed area in West Africa. In addition the Company has recommenced its exploration program on its Bisha property in Eritrea, located on the Horn of Africa.

Analysis of Financial Condition

During the quarter the Company completed a private placement of 5,500,000 common shares at Cdn$3.10 for gross proceeds of CDN$17,050,000. This amount together with funds received through the exercise of warrants in the period has resulted in net working capital as at March 31, 2003 of approximately US$14,285,000. Current working capital is sufficient to meet the Company’s immediate exploration needs however additional capital will be required to proceed with the planned development of the Tabakoto/Segala project in Mali. Additional capital is expected to come from both debt and equity. In connection with private placements completed in 2002, there are in-the-money warrants and options outstanding, which if exercised at March 31, 2003, would have provided additional equity capital of approximately US$12 million.

The Company has commenced discussions with banks to finance the construction of a mine during 2003. Barclays Capital is the Company’s financial advisor on these matters. A number of institutions have made expressions of interest.

Results of Operations

Expenditures on resource properties for the quarter amounted to $1,504,979 (2002-$267,176).  Administrative expenses and overhead total $286,740 for the quarter, an increase over 2002 ($177,096) as a result of higher corporate activity and the Company’s commitment to advance its projects. The expenses were more than offset by a foreign currency gain of $351,394 that resulted in earnings for the period of $74,078 (2002 – loss of $245,688). In the future the Company does not anticipate experiencing further significant foreign currency gains or losses as it has taken action to mitigate foreign currency risk exposure.

Mali

During 2003 the Company plans to advance the Tabakoto mine project to development, with production anticipated in 2004. In that regard the Company has taken steps to engage the detailed design of plant and processing with a view to letting contracts for construction later this year. The Company has been reviewing various strategic construction and financing alternatives, taking into account development of the Tabakoto mine as well as the larger expanded version of a combined Tabakoto and Segala mine project. The Company has engaged Snowden Mining Industry Consultants of Australia to elevate its resource estimate on the Segala deposit to a reserve calculation. At the same time the Company has proceeded with improving its in-country infrastructure and continues to work with the Government’s support in obtaining all necessary technical and social approvals.

Eritrea

As a result of very favourable results from a minor drill program during late 2002, the Company commenced an expanded exploration program on its Bisha property in this first quarter. The first step of the program of 1,500 meters of diamond drilling was completed and results were released in April. The Company is very pleased to have confirmed the existence of a major discovery that warrants substantial additional exploration. An additional diamond-drilling program of 5,000 meters is underway in the second quarter. Other exploration work being carried out includes trenching and sampling, an airborne geophysical survey, EM and magnetometer survey along with gravity and topographical surveys.

Subsequent to March 31, 2003, in mid April a consulting geologist working for the Company in Eritrea was tragically murdered. The Government reacted quickly both to provide additional security as well as provide clear support for Nevsun’s work in the country.

Nevsun remains committed to the Bisha project, continues with its exploration efforts and aims to increase shareholder value. We look forward to a productive and successful year of exploration and development.

Forward Looking Statements

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

John A. Clarke
President & CEO

May 2003